Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the two-month period ended February 28, 2023 and 2022

The financial information of Itaú Corpbanca as of and for the two-month period ended February 28, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Feb'23	Feb'22
Total loans			26,629,211	24,754,151
Total assets			40,750,364	36,888,625

Deposits and other demand liabilities			5,420,654	7,494,580
Time deposits and other time liabilities			12,795,917	10,075,394
Interbank borrowings			4,680,566	4,792,664
Debt and regulatory capital instruments issued			7,959,372	6,799,100

Equity			3,337,704	3,108,996
Total equity attributable to equity holders of the Bank			3,335,108	3,105,533
Non-controlling interest			2,596	3,463

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	2M'23	2M'22	2M'23	2M'22
Net operating profit before provision for loan losses	202,156	174,750	225,414	208,570
Loan losses expense[2]	(63,257)	(30,500)	(63,257)	(30,500)
Total operating expenses	(113,249)	(111,480)	(113,249)	(111,480)
Operating income	25,650	32,770	48,908	66,590
Income from investments in companies	254	198	254	198
Operating income before income taxes	25,904	32,968	49,162	66,788
Income taxes	26,599	38,133	3,341	4,313
Consolidated income for the period	52,503	71,101	52,503	71,101

Net income attributable to holders of the Bank	52,495	71,089	52,495	71,089
Non-controlling interest	8	12	8	12

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended February 28, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer